SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Pre-close update dated 30 June 2020

Exhibit No: 99.1

30 June 2020

InterContinental Hotels Group PLC
Pre-close update

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] provides an update on recent trading.

Status of hotel re-opening programme
The pace of hotels reopening has continued to accelerate through the second quarter, with only 10% of the global estate currently still closed.  In the Americas region, around 5% are closed; these are predominantly managed luxury and upscale hotels, and those outside of the US.  Good progress has been made across the EMEAA region as government-mandated hotel closures have eased; around 30% currently remain closed.  In Greater China, just 1% are closed.

RevPAR performance
We expect to report a comparable RevPAR decline of ~(75)% for Q2 (resulting in ~(52)% for H1), including (82)% in April, (76)% in May and an estimated (70)% for June.  The small but steady improvements in RevPAR through the second quarter are mostly attributed to the Americas franchised estate and the Greater China region.  Occupancy levels in comparable open hotels have improved to over 40% in the US.

The Q2 RevPAR decline for the Americas region is estimated at (72)%.  The US franchised estate, which benefits from a weighting towards domestic demand-driven mainstream hotels, with a lower reliance on large group business and higher distribution in non-urban markets, is estimated to have declined ~(67)% in Q2.  This compares to an estimated ~(87)% decline in Q2 for the US managed estate, which is weighted to luxury and upper upscale hotels in urban markets that individually contribute higher fee revenue than a mainstream franchised hotel.

Other financial updates ahead of the interim results for the period ending 30 June 2020

Owned, Leased and Managed Lease hotels
There are 17 of IHG's 26 Owned, Leased and Managed Lease hotels that remain closed, and those that are open are operating at very low occupancies.  As a result of these challenging trading conditions, we expect to report first half operating losses before exceptional items in the region of $25m from Owned, Leased and Managed Lease hotels.  A gradual reopening of these hotels is currently expected through the third quarter, and once open we expect to experience low occupancies and lower than usual non-room revenues.

Cost efficiency savings
As confirmed at our Q1 results, we remain on track to reduce Fee Business costs by $150m from 2019 levels; more than two-thirds of these savings will be delivered in the second half of the year.

Liquidity
As at 26 June, IHG continued to have ~$2bn in available liquidity.  We have taken steps to protect cash flow by reducing costs and capital expenditure, and by proactively managing our working capital with measures including fee relief and increased payment flexibility for owners, which has resulted in continued payments being received through May and June.  We will assess any further need for owner payment flexibility as the trading environment evolves.

-Ends-

For further information, please contact:

Investor Relations (Stuart Ford; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Note 1: Revenue per available room (RevPAR) growth is on a comparable hotels basis and at constant exchange rates (CER) unless otherwise stated.

Note on forward-looking statements
This document may contain projections and forward-looking statements.  The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements.  All statements other than statements of historical facts included in this document, including, without limitation, those regarding the Company's financial position, potential business strategy, potential plans and potential objectives, are forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future.  Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.  The forward-looking statements in this document speak only as at the date of its publication and the Company assumes no obligation to update or provide any additional information in relation to such forward-looking statements.

The merits or suitability of investing in any securities previously issued or issued in future by the Company for any investor's particular situation should be independently determined by such investor.  Any such determination should involve, inter alia, an assessment of the legal, tax, accounting, regulatory, financial, credit and other related aspects of the transaction in question.

Note to Editors
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas , Regent Hotels & Resorts , InterContinental ® Hotels & Resorts , Kimpton ® Hotels & Restaurants , Hotel Indigo ® , EVEN ® Hotels , HUALUXE ® Hotels and Resorts , Crowne Plaza ® Hotels & Resorts , voco™ , Holiday Inn ® Hot els & Resorts , Holiday Inn Express ® , Holiday Inn Club Vacations ® , avid™ hotels , Staybridge Suites ® , Atwell Suites™ , and Candlewood Suites ® ..

IHG franchises, leases, manages or owns more than 5,900 hotels and nearly 88 2 ,000 guest rooms in more than 100 countries, with almost 2,0 00 hotels in its development pipeline. IHG also manages IHG ® Rewards Club , our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit ww w.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc. com/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate , www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group ..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	30 June 2020